Exhibit 19.1

INTELLINETICS, INC.

INSIDER TRADING POLICY

Adopted June 26, 2020

This Insider Trading Policy (this “Policy”) sets forth guidelines with respect to transactions in the securities of Intellinetics, Inc., a Nevada corporation (the “Company” or “we” or “us”), and the handling of confidential information about the Company and the companies with which the Company does business. References in this Policy to the Company shall be deemed to include references to the Company together with its subsidiaries, except where the context otherwise requires.

BACKGROUND AND IMPORTANCE OF THIS POLICY

As a public company, the Company, along with its officers, directors and employees, are subject to certain restrictions, limitations and liabilities under federal and state securities laws. In general, under these securities laws, it is illegal for any person, either personally or on behalf of others, to trade in securities on the basis of material, non-public information. It is also illegal for any person to communicate or “tip” material, non-public information to another person so that the other person may trade in securities on the basis of that information. These illegal activities are commonly referred to as “insider trading.” Insider trading violations are pursued vigorously by the Securities and Exchange Commission (the “SEC”), as well as by prosecutors and state regulators, and may be punished severely.

The Company has adopted this Policy to provide guidelines to members of its Board of Directors and to its officers, employees, consultants and contractors with respect to, and to promote compliance with, federal and state securities laws that prohibit certain persons who are or may be aware of material non-public information about a company from (i) trading in the securities of that company, or (ii) providing material non-public information to other persons who may trade on the basis of that information. The objective of this Policy is to help prevent any actual or apparent impropriety, either of which could lead to allegations of insider trading and the potential for significant liability on the part of any implicated parties. This Policy does not replace your personal responsibility to understand and comply with insider trading laws.

Compliance with this Policy is of the utmost importance to the Company and to you. If you have any questions about any of the matters discussed in this Policy, a particular transaction or the insider trading laws generally, please contact Joe Spain, the Company’s Chief Financial Officer, who shall serve as the Compliance Officer for purposes of this Policy. All determinations and interpretations by the Compliance Officer shall be deemed final and not subject to further review. However, any advice or action by the Company or the Compliance Officer, or any other officer, employee or outside legal counsel of the Company, does not constitute legal or investment advice or insulate anyone from liability under applicable securities laws. Each individual is ultimately personally responsible for his or her compliance with all legal and ethical obligations, as well as with this Policy and with all applicable laws, rules and regulations.

The Company takes its obligations under the securities laws very seriously and intends to protect its reputation for integrity and ethical conduct. Any violation or suspected violation of this Policy could subject you to disciplinary action, up to and including termination of your employment, whether or not that violation of this Policy also constitutes a violation of law.

APPLICABILITY OF THIS POLICY

Transactions Subject to this Policy

This Policy applies to all transactions in the Company’s securities, including common stock, options to purchase common stock, restricted and performance shares and units, convertible notes, and any other securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures, as well as to derivative securities relating to the Company’s securities, whether or not issued by the Company, such as exchange-traded put or call options or swaps (collectively, “Company Securities”).

Persons Subject to this Policy

This Policy applies to all officers of the Company, all members of the Company’s Board of Directors and all employees of the Company, as well as to consultants and contractors who receive or have access to Material Non-Public Information (as defined below) regarding the Company. This group of people are sometimes referred to in this Policy as “Insiders” or “you.” This Policy also applies to family members of an Insider, to other members of an Insider’s household, and to entities controlled by an Insider, as described in this Policy.

Transactions by Family Members

This Policy also applies to your family members who reside with you (including your spouse, children even if they are away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in an Insider’s household but whose transactions in Company Securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company Securities (collectively, “Family Members”). You are responsible for the transactions of your Family Members and therefore should make them aware of the need to confer with you before they trade in any Company Securities, and should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Family Members.

Transactions by Entities that You Influence or Control

This Policy also applies to any entities that you influence or control, including any corporations, partnerships, limited liability companies or trusts (“Controlled Entities”), so transactions by these Controlled Entities should be treated for purposes of this Policy and applicable securities laws as if they were for your own account.

Post-Termination Transactions

This Policy continues to apply to your transactions in Company Securities even after you have terminated your employment or other service or relationship with the Company. If you are in possession of Material Non-Public Information when your employment or other service terminates or if you come into possession of Material Non-Public Information afterwards, you may not trade in Company Securities until that information has been publicly disclosed or else becomes no longer material. However, the pre-clearance procedures of this Policy will cease to apply to transactions in Company Securities upon the later of the date of termination, or if a Blackout Period is in effect at the time of termination, upon the expiration of that Blackout Period.

STATEMENT OF POLICY

General Policy

It is the policy of the Company that no director, officer or employee (or consultant or contractor who is aware of Material Non-Public Information relating to the Company) may, directly, or indirectly through family members or other persons or entities:

(a) buy or sell Company Securities, or engage in any other transactions in Company Securities, or take any other action to take personal advantage of that Material Non-Public Information, except as expressly specified in and permitted by this Policy;

(b) recommend the purchase or sale of any Company Securities;

(c) disclose, pass on or otherwise tip Material Non-Public Information to persons within the Company whose jobs do not require them to have that information, or to persons outside the Company, including but not limited to Family Members, friends, business associates, investors, analysts and consulting firms, unless such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company; or

(d) assist anyone engaged in any of the foregoing activities.

In addition, it is the policy of the Company that no director, officer, employee, consultant or contractor of the Company who, in the course of working for the Company, learns of Material Non-Public Information about another company with which the Company does business, including a customer, supplier or business partner of the Company, may trade in that other company’s securities until the information becomes public or is no longer material.

There are no exceptions to this Policy, except as specifically set forth herein. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money under emergency circumstances), or small transactions, do not create exemptions from this Policy. The securities laws do not recognize such mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

Definition of Material Non-Public Information

“Material Non-Public Information” is information that is “Material” and is also “Non-Public.” Information will be regarded as Material if there is a reasonable likelihood that it would be considered important to a reasonable investor in making an investment decision regarding the purchase or sale of Company Securities. Any information that could be expected to affect the Company’s stock price, whether it is positive or negative, should be considered Material.

While there is no bright-line test so it may be difficult to determine whether particular information is Material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered Material. Examples of such information include the following:

●	Financial results;

●	Projections of future revenues, business, earnings or losses, or other earnings and financial guidance, changes to previously announced projections or guidance or the decision to suspend or otherwise change the form of guidance;

●	A pending or proposed merger, acquisition or tender offer;

●	The disposition of a subsidiary, of a business line or of significant assets;

●	A pending or proposed joint venture;

●	A pending or proposed restructuring of the Company;

●	A significant related party transaction;

●	A significant change in liquidity, whether for the better or worse, or a change in the auditor’s going concern treatment in connection with an annual audit or quarterly review;

●	The gain or loss of, or a large change in the amount of business with, a significant customer, vendor or other business partner;

●	A change in dividend policy;

●	Development of significant new product, service or technology offerings;

●	Significant product defects or modifications;

●	Significant new contracts, awards, orders or other agreements;

●	The gain or loss of a significant customer or supplier;

●	Significant pricing changes;

●	A Significant change to the Company’s margins or cost structure;

●	The declaration of a forward or reverse stock split;

●	Establishing or modifying a stock repurchase program;

●	An equity or debt private placement or public offering;

●	Major financing developments including establishing new, increased or decreased credit facilities, or bank borrowings or other financing transactions or any default or notice of default thereunder;

●	Actual or threatened major litigation, claims or regulatory proceedings, significant changes in the status of those proceedings or the resolution of such proceedings;

●	A change in management or a change in control;

●	The resignation or termination of the Company’s auditors or notification that their reports may no longer be relied upon;

●	A significant cybersecurity incident, such as a data breach, or any other significant disruption in operations the loss, potential loss, breach or unauthorized success of its property or asserts, whether at its facilities or through its information technology infrastructure; or

●	The imposition of an event-specific restriction on trading in Company Securities or a trading ban in the securities of another company

Other types of information may also be Material, so the foregoing list should not be considered exclusive.

Information is “Non-Public” if it has not been disclosed to the public by the Company and is otherwise not available to the public, and it remains Non-Public until it has been disclosed to the public, such as through a press release or a report filed with the SEC, or a properly noticed call or webcast available to the general public, and the public has had sufficient time to digest that information. Information disclosed on the Company’s website or through a social media platform would likely not be considered sufficiently widely disseminated to be considered publicly disclosed, as of the date of this Policy. Information also would likely not be considered sufficiently widely disseminated to be deemed publicly disclosed if it is only disclosed or available to employees of the Company, or to a limited group of analysists, brokers or institutional investors.

Remember, there is no bright-line standard for assessing materiality. Rather, materiality is based on an assessment of all the facts and circumstances, and anyone scrutinizing any transactions for insider trading purposes will be doing so after the fact, with the benefit of 20-20 hindsight. As a practical matter, before engaging in any transaction in Company Securities, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.

Specific Policies

Trading on Material Non-Public Information Prohibited. No Insider, and no Family Member of an Insider, shall engage in any transaction involving a purchase or sale of any Company Securities, including any offer to purchase or offer to sell, during any period commencing on the date that such person comes into possession of any Material Non-Public Information concerning the Company and ending at the close of business on the second Trading Day following the date of public disclosure of that information, or at such time as such Material Non-Public Information is no longer material. As used herein, the term “Trading Day” means a day on which the national stock exchanges are open for trading. If, for example, the Company were to make an announcement before the open of trading on a Monday, you should not trade in Company Securities until Wednesday, while if the Company were to make an announcement on Thursday night after the market closed, then you should not trade in Company Securities until the following Tuesday.

No Tipping. No Insider shall disclose (“tip”) Material Non-Public Information to any other person (including to Family Members) where such information may be used by such other person to such other person’s gain or profit by trading in Company Securities, nor shall such Insider make recommendations or express opinions on the basis of Material Non-Public Information as to trading in any Company Securities. Even if you are not in possession of Material Non-Public Information, do not recommend to any other person that such other person buy, sell or hold Company Securities. Remember that tipping Material Non-Public Information is always prohibited, and that your recommendation could be imputed to the Company and may be misleading if you do not have all relevant information.

Do not discuss Material Non-Public Information where it may be overheard, such as in restaurants, elevators, restrooms, and other public places. Remember that cell phone conversations are often overheard and that voice mail and email messages may be retrieved by persons other than their intended recipients.

If you receive inquiries about the Company from investors, potential investors, securities analysts, reporters or others, you are instructed to decline to answer or comment and to direct those inquiries to James F. DeSocio, the Company’s President and Chief Executive Officer, or to the Compliance Officer.

Preserving Confidentiality of Non-Public Information. Non-Public Information relating to the Company is the property of the Company, and the unauthorized disclosure of such information is forbidden. Keep all memoranda, correspondence and other documents that reflect Non-Public Information in a secure place, such as a locked office or a locked file cabinet, so that they cannot be seen by third persons. Also follow reasonable security protocols on any computer, laptop, tablet, phone or other device on which you access, retrieve, review or send Company information, to prevent hacking, phishing and other data loss.

Blackout Periods.

●	Quarterly Blackout Periods. No Insider, or Family Member or Controlled Entity of an Insider, may engage in any transactions in Company Securities during a “Blackout Period” that commences on the close of business on the last day of each fiscal quarter (i.e., March 31, June 30, September 30 and December 31) and continues until two full Trading Days after the Company releases its financial results for that quarter (or, as to the last quarter of a fiscal year, for that fiscal year). In other words, these persons may only conduct transactions in Company Securities during the “Window Period” that commences on the third Trading Day after the Company releases its financial results for that quarter and ends at the close of business on the last day of the then current fiscal quarter.

●	Event-Specific Blackout Periods. The Company reserves the right to impose a trading Blackout Period from time to time on Insiders, and their Family Members and Controlled Entities, when, in the judgment of the Board, the Compliance Officer or legal counsel, a restriction on trading is warranted, generally due to a material event, transaction, change or circumstance that has not been publicly disclosed and may be known by less than all Insiders. If an event-specific Blackout Period is declared, those Insiders to which it applies will be notified by the Compliance Officer, but the Compliance Officer is not required to disclose the reason for such Blackout Period. Because of its potential significance, the commencement, existence or termination of such an event-specific Blackout Period itself may be deemed Material Non-Public Information and thus may not be disclosed to any person not subject to such Blackout Period.

●	Not a Safe Harbor. Even outside of a Blackout Period, any person possessing Material Non-Public Information concerning the Company should not engage in any transactions in Company Securities until such information has been publicly disclosed for at least two Trading Days. Each person is individually responsible at all times for compliance with the prohibitions against insider trading. Trading in Company Securities outside of a Blackout Period should not be considered a “safe harbor,” and all Insiders should use good judgment at all times.

Pre-Clearance of Trades. No Insider, or Family Member or Controlled Entity of an Insiders, may trade or engage in any other transaction involving Company Securities, even outside of a Blackout Period, without first complying with the Company’s “pre-clearance” process, as set forth in this paragraph. Each such person must submit a request to the Compliance Officer to engage in a transaction in Company Securities at least two trading days in advance of the proposed transaction, and may only proceed with the proposed transaction if the proposed transaction is approved, or “pre-cleared, by the Compliance Officer. Such request for clearance should clearly indicated if the person requesting the pre-clearance is aware of any Material Non-Public Information, and the nature of that information, as well as whether such person has engaged in any non-exempt “opposite-way” transactions within the prior six month period. The Compliance Officer is under no obligation to pre-clear a transaction, and has the discretion to refuse to pre-clear a proposed transaction if he deems such refusal appropriate. If pre-clearance of a proposed transaction is granted, such pre-clearance will only be valid for five Trading Days, and such pre-clearance is subject to being withdrawn prior thereto (upon notice) if conditions or events dictate. If the transaction is not effected within that five Trading Day period, pre-clearance of the proposed transaction must be requested again. This pre-clearance process does not apply to transactions in Company Securities under a 10b5-1 Plan (as defined and discussed below) that has been approved by the Company.

If a person seeks pre-clearance and approval to engage in the transaction is denied, such person is to refrain from initiating any in that or any similar transaction and to keep the fact of such denial confidential. If the transaction is effected by a director or executive officer of the Company, then such person must notify Erin Herbst, Kegler, Brown, Hill & Ritter Co., L.P.A. of all trades (including the type of transaction, the number of shares and the price of each trade) promptly (within one Trading Day if possible), so the necessary Form 4 report can be prepared for filing with the SEC on a timely basis. Most transactions in Company Securities by directors or executive officers are required to be reported on a Form 4 that is filed within two Trading Days of each trade – and for Form 4 purposes, it is the trade date, not the settlement/clearance date, that is relevant.

10b5-1 Plans. SEC Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provides a defense from insider trading liability under Rule 10b-5 of the Exchange Act. Pursuant to SEC Rule 10b5-1, and subject to the restrictions and limitations set forth in SEC Rule 10b5-1, a person subject to this Policy may establish a written program which authorizes (i) automatic trading of Company Securities through a third-party broker or (ii) trading of Company Securities by an independent person (e.g., an investment banker) who is not aware of Material Non-Public Information at the time of a trade (a “10b5-1 Plan”). Once a 10b5-1 Plan is implemented in accordance with SEC Rule 10b5-1 and this Policy, trades pursuant to such 10b5-1 Plan will not require any further pre-clearance of transactions covered by the 10b5-1 Plan or be subject to the Blackout Periods and other limitations and restrictions set forth in other sections of this Policy. Thus, trading pursuant to a 10b5-1 Plan adopted under this Policy may occur even during a Blackout Period or when the person on whose behalf such trade becomes aware of Material Non-Public Information.

Each 10b5-1 Plan (or the form of plan established by a broker, investment bank or other third party) must be reviewed and approved by the Compliance Officer prior to establishment in order to confirm compliance with SEC Rule 10b5-1 and this Policy. In general, a 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of Material Non-Public Information and a Blackout Period is not in effect. Once a 10b5-1 Plan is adopted, the person must not exercise any influence over the amount, time or price of Company Securities to be traded. Rather, the 10b5-1 Plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on those matters in an independent third party. In addition, each proposed modification or termination of a 10b5-1 Plan must be reviewed and approved by the Compliance Officer prior to such modification or termination.

Certain Exceptions

The pre-clearance process requirements and Blackout Period restrictions under this Policy do not apply to the following transactions in Company Securities:

●	Certain Stock Option Exercises. The exercise of stock options for cash (but not in exchange for shares or on a “net option” basis) under a Company’s stock or equity plan, and the exercise of a tax withholding right pursuant to which an optionee has elected to have the Company withhold shares subject to any option to satisfy tax withholding requirements, are each exempt from the trading restrictions of this Policy. However, this exception for exercising stock options does not apply, and the trading restrictions of this Policy do apply, to any sale of the shares issued by the Company and received by the optionee upon the exercise of a stock option, to a cashless exercise of stock options through a broker (which entails selling a portion of the shares underlying the stock option in order to cover the exercise price) or to any other sale of shares for the purpose of generating cash to pay the exercise price of the stock option.

●	Restricted Stock Award Vesting. This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. This Policy does apply, however, to any market sale of the restricted stock.

●	Purchases under an Employee Stock Purchase Plan. This Policy does not apply to the purchase of Company Securities under a Company employee stock purchase plan resulting from periodic contributions of money to the plan pursuant to the election made at the time of enrollment in such plan. This Policy also does not apply to purchases of Company Securities resulting from lump sum contributions to an employee stock purchase plan, if the election to participate by lump sum payment was made at the beginning of the applicable enrollment period. This Policy does apply, however, to the election to participate in an employee stock purchase plan for any enrollment period, and to sales of Company Securities purchases pursuant such plan.

●	Bona Fide Gifts. Bona fide gifts of Company Securities are exempt from this Policy, provided that (i) the gift is not made during a Blackout Period, and (ii) with respect to gifts other than to bona fide charitable organizations (such as gifts to individuals), the pre-clearance process still applies to the gift itself.

POTENTIAL CRIMINAL AND CIVIL LIABILITY

AND/OR DISCIPLINARY ACTION

The purchase or sale of securities while aware of Material Non-Public Information, or the disclosure of Material Non-Public Information to others who then trade in Company Securities, is prohibited by Federal and state securities laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys and state enforcement authorities.

The consequences of an insider trading violation can be severe:

●	Liability for Insider Trading and Tipping. Federal and state securities laws impose heavy penalties on persons who, in violation of law, either buy or sell securities while aware of Material Non-Public Information or pass the Material Non-Public Information along to others who use it to buy or sell securities, which is referred to as “tipping.” These potential penalties may include heavy civil penalties, significant criminal fines and imprisonment. In addition, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and damage a career.

●	Control Person Liability. The Company and its supervisory personnel, if they fail to take reasonable steps to prevent illegal insider trading, could be subject to “control person” liability for an insider trading violation by another, and become subject to heavy civil penalties and significant criminal fines, as well as damaging injury to the reputation of the Company and its supervisory personnel.

●	Possible Company Disciplinary Actions. Employees of the Company who violate this Policy could also be subject to disciplinary action by the Company, which may include without limitation ineligibility for future participation in the Company’s equity incentive plans or termination of employment, whether or not such violation of this Policy results in a violation of law.

APPLICABILITY OF POLICY TO MATERIAL NON-PUBLIC INFORMATION

RELATING TO OTHER COMPANIES

This Policy and the guidelines described herein also apply to Material Non-Public Information relating to other companies, including the Company’s customers, vendors or other business partners, when that information is obtained in the course of employment with, or other services performed on behalf of, the Company. Civil and criminal penalties, and disciplinary actions by the Company, may result from trading on Material Non-Public Information regarding the Company’s business partners. All employees should treat Material Non-Public Information about the Company’s customers, vendors and other business partners with the same care required with respect to Material Non-Public Information related directly to the Company.

OTHER DISCOURAGED OR PROHIBITED TRANSACTIONS

The Company believes that there is a heightened legal risk and/or the appearance of improper or inappropriate trading for any of the Insiders to engage in short-term or speculative transactions in Company Securities or in other transactions in Company Securities that may lead to inadvertent violations of the insider trading laws, or give the appearance thereof. Therefore, the Company’s policy on these types of transactions is as follows:

Short-Term Trading. A person’s short-term trading of Company Securities may be distracting to that person and may unduly focus that person on the Company’s short-term stock market performance rather than the Company’s long-term business objectives. For these reasons, the Company discourages employees from engaging in any type of short-term trading, and prohibits certain specific types of short-term trading, of Company Securities. Section 16(b) of the Exchange Act effectively prohibits officers and directors from engaging in short-swing trading, meaning they cannot sell any Company Securities during the six month period following the purchase of the same class of Company Securities (and vice versa), even if not the same shares. This Policy prohibits this short-swing trading, and also extends this short-swing trading prohibition to all employees of the Company, whether or not they are otherwise prohibited under Section 16(b) from engaging in short-swing trading activities. This short-swing trading prohibition only applies to open market transactions, so the grant and exercise of stock options (but not the sale of the shares issued and received upon such exercise) and the grant and vesting of restricted stock or other equity grants by the Company under its stock and equity plans are exempt from this prohibition.

Short-Sales. Short sales of Company Securities (i.e., the sale of securities that are not then owned by the seller) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company or its prospects. In addition, short sales may reduce the seller’s incentive to improve the Company’s performance. For these reasons, this Policy prohibits short sales of any Company Securities. In addition, Section 16(c) of the Exchange Act prohibits officers and directors from engaging in short sales.

Margin Accounts and Pledges. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of Material Non-Public Information or otherwise is not permitted to trade in Company Securities, directors, officers and other employees are prohibited from holding Company Securities in a margin account or pledging Company Securities as collateral for a loan. An exception to this prohibition may be granted in extraordinary circumstances in the discretion of the Board of Directors, where the director, officer or employee clearly demonstrates the financial capacity to repay the loan without resorting to the pledged or margined securities.

Standing and Limit Orders. Standing and limit orders (except under approved 10b5-1 Plans) create heightened risks for insider trading violations similar to the use of margin accounts are discouraged, and if used should be limited to a very short period of time and must otherwise be in compliance with the procedures in this Policy. A standing order placed with a broker to sell or purchase Company Securities at a specified price leaves the seller with no control over the timing of the transaction, so the broker could execute a transaction at a time when the seller is in possession of Material Non-Public Information, subjecting the seller to potential liability for unlawful insider trading.

Hedging Transactions. Certain forms of hedging or monetization transactions, which can be accomplished through a number of possible mechanisms such as prepaid variable forwards, equity swaps, collars, exchange funds and forward sales contracts, allow a director, officer or employee to lock in much of the value of such person’s shares, often in exchange for all or part of the potential for upside appreciation of those shares. Thus, hedging transactions allow the director, officer or employee to continue to own Company Securities, but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same goals and objectives as the Company’s other stockholders. Therefore, directors, officers and employees are prohibited from engaging in any such hedging or monetization transactions.

Publicly-Traded Options. Given the relatively short term of publicly-traded options, a transaction in such options is, in effect, a bet on the short-term movement of Company Securities and therefore may create the appearance that the director, officer or employee is trading based on Material Non-Public Information. Transactions in publicly-traded options also may focus the director’s, officer’s or employee’s attention on short-term performance at the expense of the Company’s long-term goals, objectives and success. Accordingly, transactions in put options, call options or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy.

ADDITIONAL REPORTING AND TRADING OBLIGATIONS

OF DIRECTORS AND EXECUTIVE OFFICERS

Directors and executive officers of the Company must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Exchange Act. Section 16(a) of the Exchange Act requires virtually all transactions in Company Securities by such persons, including purchases, sales and gifts of shares, grants and exercises of stock options and grants of restricted stock, to be reported to the SEC within two Trading Days of the transaction.

Section 16(b) of the Exchange Act requires such persons to disgorge to the Company any “profits” (as defined in Section 16(b)) from any purchases and sales that occur within a six month period, regardless of which securities are purchased and sold and regardless of the order. The practical effect of these provisions is that officers and directors should not both purchase and sell Company Securities within any six-month period, regardless of whether or not they had knowledge of any Material Non-Public Information. The grant and exercise of stock options, and the grant and vesting of restricted stock, under the Company’s stock and equity plans, while required to be reported under Section 16(a), are exempt from the short-swing profit recapture provisions of Section 16(b), so long as certain other criteria are met. However, the sale of any shares issued upon the exercise of a stock option or upon the grant of restricted stock is subject to the short-swing profit recapture provisions of Section 16(b).

Section 16(c) of the Exchange Act prohibits any officer or director from making a short sale of Company Securities.

POTENTIAL CRIMINAL AND CIVIL LIABILITY

AND/OR DISCIPLINARY ACTION

The purchase or sale of securities by a person while that person is aware of Material Non-Public Information, or the disclosure by a person of Material Non-Public Information to other persons who then trade in Company Securities, is prohibited by federal and state securities laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys and state regulators and enforcement authorities.

The consequences of an insider trading violation can be severe:

●	Liability for Insider Trading and Tipping. Federal and state securities laws impose heavy penalties on persons who, in violation of law, either buy or sell securities while aware of Material Non-Public Information or tip Material Non-Public Information along to others who use it to buy or sell securities. These potential penalties may include civil penalties including significant fines and criminal penalties including imprisonment. In addition, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and damage a person’s career.

●	Control Person Liability. The Company and its supervisory personnel, if they fail to take reasonable steps to prevent illegal insider trading, could be subject to “control person” liability for an insider trading violation by a person under their control, and thus likewise become subject to civil penalties such as significant fines and to criminal penalties such as significant criminal fines, as well as damaging the reputation of the Company and its supervisory personnel.

●	Possible Company Disciplinary Actions. Employees of the Company who violate this Policy could also be subject to disciplinary action by the Company, which may include without limitation ineligibility for future participation in the Company’s stock and equity incentive plans or termination of employment, whether or not such violation of this Policy results in a violation of law.

INDIVIDUAL RESPONSIBILITY

Every officer, director, employee, consultant and contractor has legal and ethical duties and obligations to refrain from engaging in transactions in Company Securities while in possession of Material Non-Public Information regardless of whether there is a Blackout Period and to maintain the confidentiality of information about the Company. Each person subject to this Policy has the individual responsibility to comply with this Policy, and to ensure that every Family Member and Controlled Entity of such person also complies with this Policy. No action, consent, approval or clearance of a transaction by the Company, the Compliance officer or any other officer, director or employee of the Company shall be deemed to constitute legal or investment advice or insulate a person from liability under applicable securities laws. An Insider may, from time to time, have to forego a proposed transaction in Company Securities even if he or she planned to make the transaction before learning of the Material Non-Public Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.

INQUIRIES

Please direct your questions as to any of the matters discussed in this Policy or its application to a proposed transaction to the Compliance Officer, Joe Spain, by email at jspain@intellinetics.com or by phone (614) 921-8170 x105.

CERTIFICATION

All persons subject to this Policy must certify their receipt, review and understanding of, and intent to comply with, this Policy. A copy of the Certification that must be signed is attached to this Policy. Please sign the Certification and return it to the Company.

INTELLINETICS, INC.

Insider Trading Policy

CERTIFICATION

I hereby certify that:

1.	I have received, read and understood the Intellinetics, Inc. Insider Trading Policy.

2.	I understand that the Compliance Officer is available to answer any questions I have regarding the Insider Trading Policy

2.	I will strictly observe the terms and requirements of the Insider Trading Policy.

Signature: ______________________

Print Name: _____________________

Date: __________________________